November 3, 2015
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4628
Washington, D.C. 20549-4628
Attention:    Ethan Horowitz

Re:	Oasis Petroleum Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 26, 2015
Supplemental response dated November 2, 2015
File No. 001-34776
Dear Mr. Horowitz:
Set forth below is the response of Oasis Petroleum Inc., a Delaware corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 2, 2015, with respect to (i) the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 filed with the Commission on February 26, 2015, File No. 001-34776 (the “10-K”) and (ii) the Company’s supplemental response (the “Supplemental Response”) to a comment received from the Staff of the Commission by letter dated October 30, 2015, with respect to the 10-K.
For your convenience, our response is prefaced by the exact text of the Staff’s comment in italicized text.
Form 10-K for Fiscal Year Ended December 31, 2014
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48
Overview, page 48
1.    We note the proposed disclosure provided in your response to prior comment 1 and reissue the comment. Your proposed disclosure states that if commodity prices remain at current levels, while assuming all other inputs remain constant, you expect a material revision to your previously reported estimated net proved reserves. Based on this disclosure, it appears that the current commodity price environment reflects a known material trend and uncertainty that is reasonably likely to impact your reserve quantities. Items 303(a)(1), (2)(ii) and (3)(ii) of Regulation S-K, as well as Instruction 3 to that guidance, require you to address the reasonably likely effects of trends and uncertainties on liquidity, capital resources, and results of operations. SEC Release No. 33-8350 clarifies that quantified disclosure regarding the effects of known material trends and uncertainties should be provided, and may be required, if quantitative information is reasonably available. Please revise your disclosure accordingly.

Response:
In order to clarify the potential near-term effects of how sustained periods of low prices for oil or natural gas could materially and adversely affect our financial position, results of operations, and the quantities of oil and natural gas reserves that we can economically produce as of the most recent reporting date, we propose to include additional disclosures in our future quarterly and annual reports, when applicable. These additional disclosures will be applicable in periods that we expect to incur future downward revisions to our estimated net proved reserves and/or an impairment of proved oil and natural gas properties as a result of changes in commodity prices.

Please see below for an example of this disclosure:
Changes in commodity prices may significantly impact our estimates of oil and natural gas reserves, which are estimated and reported as of December 31 of each calendar year. Our estimated net proved reserves at December 31, 2014 were determined using unweighted arithmetic average first-day-of-the-month prices for the prior twelve months of $95.28/Bbl for oil and $4.35/MMBtu for natural gas. If commodity prices remain at current levels, while assuming all other inputs remain constant, we expect a material price related revision to our previously reported estimated net proved reserves, most significantly, but not limited to, removing the majority of our proved undeveloped reserves in areas outside of our core acreage within the Williston Basin, which make up approximately 47% of our estimated proved undeveloped reserves at December 31, 2014. The lower commodity prices will also reduce our estimated proved developed reserves through higher abandonment rates. We are still in the initial stages of our year-end reserves estimation process with our independent reserve engineers, including aligning our proved undeveloped reserves with our anticipated five-year drilling plan and accounting for current year activity. We are also awaiting final year-end pricing as well as revised differentials, capital costs and operating expense assumptions, all of which have significantly decreased since year-end 2014 as a result of lower oil prices. Therefore, we are unable to quantify the amount of future reserve revisions at this time.

However, if we reduced the twelve-month average price to $50.35/Bbl for oil and $2.69/MMBtu for natural gas, holding all other factors constant, then our estimated net proved reserves would have been reduced by approximately 33%, including a 10% reduction of proved developed reserves and a 60% reduction of proved undeveloped reserves, from our reported estimated net proved reserves at December 31, 2014. The foregoing prices were calculated using the unweighted arithmetic average first-day-of-the-month prices for each of the ten months ended October 2015, with the prices for October 1, 2015 held constant for the remaining two months to create a twelve-month period. Price is only one variable in the estimation of our net proved reserves. There are numerous uncertainties inherent in the estimation of proved reserves and accounting for oil and natural gas properties in subsequent periods. As such, this decrease should not be construed as indicative of our final year-end reserve estimation process, which as noted above, is still in its initial phase.

Forward commodity prices and estimates of future production also play a significant role in determining impairment of proved oil and natural gas properties. As a result of lower commodity prices and their impact on our estimated future cash flows, we have continued to review our proved oil and natural gas properties for impairment. In the fourth quarter of 2014, we recorded an impairment loss of $40.0 million due to lower expected future oil prices. No impairment of proved oil and natural gas properties was recorded during the three and nine months ended September 30, 2015, although the difference between the expected undiscounted future cash flows and the carrying value of our proved oil and natural gas properties has narrowed as of September 30, 2015. At December 31, 2014, our expected undiscounted future cash flows exceeded the carrying value of our proved oil and natural gas properties in the Bakken and Three Forks formations by $2,881.0 million, or 71%. This ceiling has decreased to $68.5 million, or 2%, as of September 30, 2015. The key assumptions used to determine the undiscounted future cash flows include estimates of future production, future commodity pricing, differentials, net estimated operating costs and anticipated capital expenditures, all of which have decreased from December 31, 2014 to September 30, 2015, and new wells on production which have increased from December 31, 2014 to September 30, 2015. Future commodity pricing is based on five-year WTI strip prices, which decreased 20% from an average of $64.74/Bbl at December 31, 2014 to an average of $51.67/Bbl at September 30, 2015, and on five-year Henry Hub strip prices, which decreased 21% from an average of $3.67/MMBtu at December 31, 2014 to an average of $2.91/MMBtu at September 30, 2015.

As part of our year-end reserves estimation process, we expect changes in the key assumptions used, which could be significant, including updates to future production estimates to align with our anticipated five-year drilling plan and changes in our differentials, capital costs and operating expense assumptions, which we expect to decrease further as a result of sustained lower commodity prices. Therefore, even if forward commodity prices remain at current levels, we are unable to quantify the amount of impairment of our proved oil and natural gas properties, if any, at this time until our year-end reserves estimation process is complete.

2.    The proposed disclosure provided in your response to prior comment 1 includes a statement that the difference between the expected undiscounted future cash flows and the carrying value of your proved oil and natural gas properties has narrowed as of September 30, 2015. Please revise to provide expanded disclosure addressing the following:

•	State the percentage by which the undiscounted cash flows exceeded the carrying value of your oil and gas properties as of September 30, 2015;

•	Describe how the key assumptions used to determine the undiscounted cash flows changed from December 31, 2014 to September 30, 2015;

•	Discuss the degree of uncertainty associated with these key assumptions; and

•	Identify potential events and/or changes in circumstances that could reasonably be expected to negatively affect these key assumptions.

Response:
Please see our revised disclosure under 1 above.
Closing Comments
In connection with responding to the foregoing comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to me at (281) 404-9601 or our outside counsel, David P. Oelman of Vinson & Elkins L.L.P., at (713) 758-3708.

Sincerely,

Oasis Petroleum Inc.

By:    /s/ Michael H. Lou
Michael H. Lou
Executive Vice President and Chief Financial Officer

cc:	Alan Beck, Vinson & Elkins L.L.P.
David P. Oelman, Vinson & Elkins L.L.P.
Craig P. Friou, PricewaterhouseCoopers LLP